October 26, 2020

Securities and Exchange Commission

100 F Street, N.E.

Judiciary Plaza

Washington, D.C. 20549

Attn: Division of Corporation Finance,

Re:	Clip Interactive, LLC d/b/a Auddia
Registration Statement on Form S-1 Submitted October 26, 2020
File No. 333-235891
CIK No. 0001554818

Dear Ladies and Gentlemen:

At the request of Clip Interactive, LLC.d/b/a Auddia (the “Company”), we are responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated October 23 2020 from Kathleen Krebs, Special Counsel, to Michael Lawless, Chief Executive Officer of the Company, relating to Amendment No, 5 to the draft registration statement on Form S-1 of the Company filed with the Commission on October 22, 2020 (the “Registration Statement”). We have filed simultaneously Amendment No. 6 to the draft Registration Statement and have attached a marked copy of such Amendment No. 6 indicating the changes that the Company has made to the draft Registration Statement.

The numbered paragraph below corresponds to the paragraph in which the comment was made. In addition, we have responded to the oral comments given to Stanley Moskowitz Esq. by the Staff. For your convenience, we have included above our response a copy of the comment to which we are responding.

Amendment No. 5 to Registration Statement on Form S-1 Dilution, page 27 1.

Your disclosure states that there is an immediate and substantial dilution of $.82 per share to new investors purchasing shares of common stock in this IPO. However, the table indicates that dilution per share to new investors in this IPO is $3.50. Please revise your disclosure to be consistent with the table.

Response

The disclosure has been amended in accordance with the Staff’s comments

Resale Prospectus Cover Page, page Resale-i 2.

You state that in your response to prior comment 3 that the Resale Prospectus has been amended; however, no changes have been made to the disclosure in the Plan of Distribution that “[t]he selling shareholders may sell some or all of their shares at a price of $5.00 per share, and thereafter at prevailing market prices or privately negotiated prices.” Please revise your disclosure in the Plan of Distribution so that it is consistent with your disclosure on the Resale Prospectus cover page about when the selling shareholders may sell their shares and at what price.

Response

The disclosure has been amended in accordance with the Staff’s comments

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Exhibits 3.

It does not appear that counsel's legality opinion filed as Exhibit 5.1 covers all of the securities being offered. For example, it does not appear that counsel's opinion covers the common shares being offered upon exercise of the warrants included as part of the units or the securities being offered in connection with the Representative's Units. In addition, counsel should opine on legality of the units being offered. Refer to Section II.B.1.h of CF Staff Legal Bulletin No. 19. Please have counsel revise its opinion to clearly address the legality of all the securities being offered.

Response

A new Exhibit 5.1 has been submitted.

Responses to Oral Comments:

1. The Form 8-A will be filed prior to the Effective Date of the Registration Statement.

2. Submitted herewith is a copy of a letter from Nasdaq indicating that the common shares and Series A Warrants have been approved for listing on Nasdaq.

3. The logo of the Representative has been removed from the cover page of the Resale Prospectus.

4. The disclosure on page 65 of the IPO Prospectus has been amended in accordance with the Staff’s comment.

In addition, the Selling Shareholders Table has been amended because of a reallocation of shares to be registered. However, this does not change the total amount of shares being registered on behalf of selling shareholders.

Also Attached as supplemental information is a copy of a Letter from Nasdaq approving the listing of our common stock and warrants on the Nasdaq.

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at 760-692-1162 or Stanley M. Moskowitz, who is Of Counsel to this firm at 858 523-0100.

Very truly yours,

Bingham & Associates Law Group, APC

By:s/ Brad Bingham

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By Electronic Mail Only

Stanley Moskowitz

Bingham & Associates Law Group APC

1106 Second Street, Suite 195

Encinitas, CA 92024

Re: Approval letter for Auddia Inc. (the “Company”) to list on The Nasdaq Capital Market

Dear Mr. Moskowitz:

We are pleased to inform you that Staff has approved the Company’s application to list its Common Stock and Warrants on Nasdaq. Since our approval is based upon information provided to us by the Company or filed by the Company with the SEC, you should notify us promptly of any material change to such information. We have reserved AUUD and AUUDW as the trading symbols for the Company’s Common Stock and Warrants respectively.

The balance of the entry fee for the Company’s initial inclusion in Nasdaq is estimated to be $45,000. Please pay this amount to The NASDAQ Stock Market LLC and forward it before the listing date per the instructions on the attached Entry Fee Payment Form. Shortly after trading commences, the Company will be billed the applicable annual fee, on a pro-rated basis.

For your information, the Nasdaq Marketplace Rules detail the continued listing requirements and applicable fees for Nasdaq issuers. The Nasdaq Continued Listing Guide provides important information on your filing obligations and other regulatory responsibilities of a public company. Both can be found at https://listingcenter.nasdaq.com.

If you have any further questions regarding your application or Nasdaq’s initial listing requirements, please call me at +1 301 978 8068.

Sincerely,

/s/ Michael J. Wolf

Michael J. Wolf

Associate Director

Nasdaq Listing Qualifications